SECURITIES PURCHASE AGREEMENT

This Securities Purchase Agreement (this "**Agreement**") is dated as of ___June 25____, 2026, between **Dreamland Limited**, a company incorporated in the Cayman Islands (the "**Company**"), and the purchaser identified on the signature page hereto (including its successors and assigns, the "**Purchaser**").

WHEREAS, subject to the terms and conditions set forth in this Agreement and pursuant to Regulation S promulgated under the Securities Act of 1933, as amended (the "**Securities Act**"), the Company desires to issue and sell to the Purchaser, desires to purchase from the Company, securities of the Company as more fully described in this Agreement.

WHEREAS, Trendic International Limited, a Hong Kong incorporated company, is a wholly-owned operating subsidiary of the Company, and the Company has directed that the Subscription Amount (as defined below) be paid to the account of such subsidiary.

NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Agreement, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Company and the Purchaser agree as follows:

1. **Definitions**. In addition to the terms defined elsewhere in this Agreement, for all purposesof this Agreement, the following terms have the meanings set forth in this Section 1:

1.1. "**Acquiring Person**" shall have the meaning ascribed to such term in Section 4.5.

1.2. "**Action**" shall have the meaning ascribed to such term in Section 3.1.7.

1.3. "**Affiliate**" means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person, as such terms are used in and construed under Rule 405 under the Securities Act.

1.4. "**Agreement**" shall have the meaning ascribed to such term in the preamble.

1.5. "**Board of Directors**" means the board of directors of the Company.

1.6. "**Business Day**" means a Calendar Day other than a Saturday, Sunday or any other Calendar Day which is a federal legal holiday in the United States or any Calendar Day on which the commercial banks in the City of New York are required by law or other governmental action to close, provided that the commercial banks in the City of New York shall not be deemed to be required to be closed due to a "stay at home," "shelter in place," "non-essential employee" or similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems (including for wire transfers) of commercial banks in the City of New York generally are open for use by customers on such Calendar Day.

1.7. "**Buy-In Price**" shall have the meaning ascribed to such term in Section 4.1.4.

1.8. "**Calendar Day**" means each and every day of the week (Sunday, Monday, Tuesday, Wednesday, Thursday, Friday and Saturday).

1.9. "**Class A Ordinary Share**" means the Class A ordinary shares of the Company, US$0.00125 par value per share, and any other class of securities into which such securities may hereafter be reclassified or changed.

1.10. "**Class B Ordinary Share**" means the Class B ordinary shares of the Company, US$0.00125 par value per share and any other class of securities into which such securities may hereafter be reclassified or changed.

1.11. "**Closing**" means the closing of the purchase and sale of the Securities pursuant to Section 2.1.

1.12. "**Closing Date**" means the Trading Day on which all of the Transaction Documents have been executed and delivered by the applicable parties thereto, and all conditions precedent to (i) the Purchaser's obligations to pay the Subscription Amount and (ii) the Company's obligations to deliver the Securities, in each case, have been satisfied or waived, provided that if the Closing Date would fall on a day that is not a Business Day, the Closing Date shall be the immediately succeeding Business Day.

1.13. "**Code**" means the Internal Revenue Code of 1986, as amended.

1.14. "**Commission**" means the United States Securities and Exchange Commission.

1.15. "**Company**" shall have the meaning ascribed to such term in the preamble.

1.16. "**Company Counsel**" means with respect to U.S. federal securities law and New York law, KLJ Law Group, P.C., 1162 Egan Ave La Puente, CA 91744.

1.17. [**Reserved**].

1.18. "**Disclosure Time**" means, (i) if this Agreement is signed on a Calendar Day that is not a Trading Day or after 9:00 a.m. (New York City time) and before midnight (New York City time) on any Trading Day, 9:01 a.m. (New York City time) on the Trading Day immediately following the date hereof, and (ii) if this Agreement is signed between midnight (New York City time) and 9:00 a.m. (New York City time) on any Trading Day, no later than 9:01 a.m. (New York City time) on the date hereof.

1.19. **[Reserved]**.

1.20. **[Reserved]**.

1.21. **[Reserved]**.

1.22. **[Reserved]**.

1.23. "**Exchange Act**" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

1.24. **[Reserved]**.

1.25. "**FCPA**" means the Foreign Corrupt Practices Act of 1977, as amended.

1.26. "**Foreign Counsel**" means Conyers Dill & Pearman of 29th Floor, One Exchange Square, 8 Connaught Place, Central, Hong Kong.

1.27. "**IFRS**" shall have the meaning ascribed to such term in Section 3.1.7.

1.28. **[Reserved]**.

1.29. "**Legend Removal Date**" shall have the meaning ascribed to such term in Section 4.1.3.

1.30. "**Liens**" means a lien, charge pledge, security interest, encumbrance, right of first refusal, preemptive right or other restriction.

1.31. "**Material Adverse Effect**" shall have the meaning assigned to such term in Section 3.1.2.

1.32. "**Ordinary Share**" means the Class A Ordinary Shares and Class B Ordinary Shares.

1.33. "**Ordinary Share Equivalents**" means any securities of the Company or the Subsidiaries which would entitle the holder thereof to acquire at any time Class A Ordinary Shares,including, without limitation, any debt, preferred shares, right, option, warrant or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Class A Ordinary Shares.

1.34. "**Per Share Purchase Price**" equals US$3.75.

1.35. "**Person**" means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

1.36. "**PFIC**" shall have the meaning ascribed to such term in Section 4.16.

1.37. "**Proceeding**" means an action, claim, suit, investigation or proceeding (including,without limitation, an informal investigation or partial proceeding, such as a deposition), whether commenced or threatened.

1.38. "**Public Information Failure**" shall have the meaning ascribed to such term in Section 4.2.2.

1.39. "**Purchaser**" means the purchaser identified on the signature page hereto.

1.40. "**Purchaser Party**" shall have the meaning ascribed to such term in Section 4.8.

1.41. "**Required Approvals**" shall have the meaning ascribed to such term in Section 3.1.5.

1.42. **[Reserved]**.

1.43. **[Reserved]**.

1.44. "**Rule 144**" means Rule 144 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended or interpreted from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same purpose and effect as such Rule.

1.45. "**Rule 424**" means Rule 424 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended or interpreted from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same purpose and effect as such Rule.

1.46. "**SEC Reports**" shall have the meaning ascribed to such term in Section 3.1.7.

1.47. "**Securities**" means the Class A Ordinary Shares purchased pursuant to this Agreement.

1.48. "**Securities Act**" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

1.49. "**Shares**" means the Securities.

1.50. "**Short Sales**" means all "short sales" as defined in Rule 200 of Regulation SHO under the Exchange Act (but shall not be deemed to include locating and/or borrowing Class A Ordinary Shares).

1.51. "**Subscription Amount**" means the aggregate amount to be paid for the Securities purchased hereunder as specified on the signature page of this Agreement under the heading 'Subscription Amount'.

1.52. "**Subsidiary**" means any subsidiary of the Company and shall, where applicable, also include any direct or indirect subsidiary of the Company formed or acquired after thedate hereof.

1.53. "**Trading Day**" means a Calendar Day on which the principal Trading Market is open for trading.

1.54. "**Trading Market**" means any of the following markets or exchanges on which the Class A Ordinary Shares are listed or quoted for trading on the date in question: the Nasdaq Capital Market, the Nasdaq Global Market, or the Nasdaq Global Select Market (or any successors to any of the foregoing).

1.55. "**Transaction Documents**" means this Agreement, the Securities, and all exhibits and schedules thereto and hereto and any otherdocuments or agreements executed in connection with the transactions contemplated hereunder.

1.56. "**Transfer Agent**" means Transhare Corporation, the current transfer agent of the Company, with a mailing address of 17755 North US Highway 19 Suite 140 Clearwater, FL 33764 and any successor transfer agent of the Company.

1.57. **[Reserved]**.

1.58. "**VWAP**" means, for any date, the price determined by the first of the following clauses that applies: (a) if the Class A Ordinary Shares are then listed or quoted on a Trading Market,the daily volume weighted average price of the Class A Ordinary Shares for such date (or the nearest preceding date) on the Trading Market on which the Class A Ordinary Shares are then listed or quoted as reported by Bloomberg L.P. (based on a Trading Day from 9:30 a.m. (New York City time) to 4:02 p.m. (New York City time)), or (b) in all other cases, the fair market value of the Class A Ordinary Shares as determined by an independent appraiser selected in good faith by the Purchaser of a majority in interest of the Securities then outstanding and reasonably acceptable to the Company, the fees and

expenses of which shall be paid by the Company.

2. **Purchase and Sale.**

2.1. **Closing**. On the Closing Date, upon the terms and subject to the conditions set forth herein, substantially concurrent with the execution and delivery of this Agreement by the parties hereto, the Company agrees to sell, and the Purchaser agrees to purchase, up to an aggregate of 380,000 of Class A Ordinary Shares. The Purchaser shall deliver to the Company, via wire transfer, immediately available funds equal to such Purchaser's Subscription Amount as set forth on the signature page hereto executed by such Purchaser, and the Company shall deliver to the Purchaser its respective Securities, as determined pursuant to Section 2.2.1, and the Company and the Purchaser shall deliver the other items set forth in Section 2.2.2 deliverable at the Closing. Upon satisfaction of the covenants and conditions set forth in Sections 2.3.1 and 2.3.2, the Closing shall occur at such location (or remotely by electronic means) as the parties shall mutually agree. Notwithstanding that the wire transfer is directed to the account of Trendic International Limited (the "**Operating Subsidiary**"), the parties acknowledge and agree that (i) such payment to the Operating Subsidiary shall be deemed payment to the Company for all purposes under this Agreement and the other Transaction Documents, and (ii) the Company shall be deemed to have received the Subscription Amount upon the Operating Subsidiary's receipt of immediately available funds. The Company shall be fully responsible for directing the Operating Subsidiary to apply such funds in accordance with Section 4.7.

2.2. **Deliveries**.

2.2.1. The Company shall deliver or cause to be delivered to the Purchaser the following at the times stated:

2.2.1.1 on the date hereof:

2.2.1.1.1. this Agreement duly executed by the Company.

2.2.1.1.2. [Reserved.]

2.2.1.2 on or prior to the Closing Date:

2.2.1.2.1. [Reserved.]

2.2.1.2.2. a copy of the irrevocable instructions to the Transfer Agent instructing the Transfer Agent to deliver, on an expedited basis, a book entry notation evidencing a number of Class A Ordinary Shares as stated on such Purchaser's Signature Page hereto.

2.2.1.2.3. the Company's wire instructions.

2.2.2. The Purchaser shall deliver or cause to be delivered to the Company the following at the times stated:

2.2.2.1 on the date hereof:

2.2.2.1.1. this Agreement duly executed by such Purchaser.

2.2.2.2 on or prior to the Closing Date:

2.2.2.2.1. such Purchaser's Subscription Amount, for the account of the Company, by wire transfer to the following account of the Operating Subsidiary (it being understood that delivery of funds to the Operating Subsidiary's account shall constitute delivery to the Company):-

Account Name: [redacted]
Bank : [redacted]
Swift code : [redacted]
Bank code : [redacted]
Account No: [redacted]

2.2.2.2.2. [Reserved.]

2.2.2.2.3. Reserved.]

2.3. **Closing Conditions.**

2.3.1. The obligations of the Company hereunder in connection with the Closing are subject to each of the following conditions being met:

2.3.1.1 the accuracy in all material respects (or, to the extent representationsor warranties are qualified by materiality or Material Adverse Effect, in allrespects) when made and on the Closing Date of the representations and warranties of the Purchaser contained herein (unless as of a specific date therein in which case they shall be accurate as of such date.

2.3.1.2 all obligations, covenants and agreements of the Purchaser required to be performed at or prior to the Closing Date shall have been performed.

2.3.1.3 the delivery by the Purchaser of the items set forth in Section 2.2.2of this Agreement.

2.3.2. The obligations of the Purchaser hereunder in connection withthe Closing are subject to each of the following conditions being met:

2.3.2.1 the accuracy in all material respects (or, to the extent representationsor warranties are qualified by materiality or Material Adverse Effect, in allrespects) when made and on the Closing Date of the representations and warranties of the Company contained herein (unless as of a specific date therein in which case they shall be accurate as of such date).

2.3.2.2 all obligations, covenants and agreements of the Company required to be performed at or prior to the Closing Date shall have been performed.

2.3.2.3 the delivery by the Company of the items set forth in Section 2.2.1 of this Agreement.

2.3.2.4 there shall have been no Material Adverse Effect with respect to the Company since the date hereof.

2.3.2.5 from the date hereof to the Closing Date, trading in the Class A Ordinary Shares shall not have been suspended by the Commission or the Company's

principal Trading Market, and, at any time prior to the Closing Date, trading in securities generally as reported by Bloomberg L.P. shall not have been suspended or limited, or minimum prices shall not have been established on securities whose trades are reported by such service, or on any Trading Market, nor shall a banking moratorium have been declared either by the United States or New York State authorities nor shall there have occurred any material outbreak or escalation of hostilities or other national or international calamity of such magnitude in its effect on, or any material adverse change in, any financial market which, in each case, in the reasonable judgment of such Purchaser, makes it impracticable or inadvisable to purchase the Securities at the Closing.

3. **Representations and Warranties**.

3.1. **Representations and Warranties of the Company**.

Except specifically and fairly disclosed with sufficient details in the SEC Reports so as to enable a reasonable investor to identify the nature and scope of the matter disclosed, the Company hereby makes the following representations and warranties to the Purchaser:

3.1.1. **Subsidiaries**.

The Company owns, directly or indirectly, all of the share capital or other equity interests of each Subsidiary free and clear of any Liens, and all of the issued and outstanding shares of share capital of each Subsidiary are validly issued andare fully paid, non-assessable and free of preemptive and similar rights to subscribe for orpurchase securities. If the Company has no subsidiaries, all other references to theSubsidiaries or any of them in the Transaction Documents shall be disregarded.

3.1.2. **Organization and Qualification**.

Each of the Company and its operating Subsidiaries is an entity duly incorporated or otherwise organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, with the requisite power and authority to own and use its properties and assets and to carry on its business as currently conducted. Neither the Company nor any Subsidiary is in violation nor default of any of the provisions of its respective certificate or articles of incorporation, bylaws or other organizational or charter documents. Each of the Company and the Subsidiaries is duly qualified to conduct business and is in good standing as a foreign corporation or other entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, could not have or reasonably be expected to result in: (i) a material adverse effect on the legality, validity or enforceability of any Transaction Document, (ii) a material adverse effect on the results of operations, assets, business, prospects or condition (financial or otherwise) of the Company and the Subsidiaries, taken as a whole, or (iii) a material adverse effect on the Company's ability to perform in any material respect on a timely basis its obligations under any Transaction Document (any of (i), (ii) or (iii), a "**Material Adverse Effect**"; provided, however, that "**Material Adverse Effect**" shall not include any event, occurrence, fact, condition or change, directly or indirectly, arising out of or attributable to: (i) the announcement, pendency or completion of the transactions contemplated by the Transaction Documents or (ii) any action required or permitted by the Transaction Documents or any action taken (or omitted to be taken) with the written consent of or at the written request of Purchaser). As to all Company and Subsidiary power, authority and qualification, no Proceeding has been instituted in any such jurisdiction revoking, limiting or curtailing or seeking to revoke, limit or curtail such power and authority or qualification.

3.1.3. **Authorization; Enforcement**.

The Company has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this Agreement and each of the other Transaction Documents and otherwise to carry out its obligations hereunder and thereunder. The execution and delivery of this Agreement and each of the other Transaction Documents by the Company and the consummation by it of the transactions contemplated hereby and thereby have been duly authorized by all necessary action on the part of the Company and no further action is required by the Company, the Board of Directors or the Company's shareholders in connection herewith or therewith other than in connection with the Required Approvals. This Agreement and each other Transaction Document to which it is a party has been (or upon delivery will have been) duly executed by the Company and, when delivered in accordance with the terms hereof and thereof, will constitute the legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

3.1.4. **No Conflicts**.

The execution, delivery and performance by the Company of this Agreement and the other Transaction Documents to which it is a party, the issuance and sale of the Securities and the consummation by it of the transactions contemplated hereby and thereby do not and will not (i) conflict with or violate any provision of the Company's or any Subsidiary's certificate or articles of incorporation, bylaws or other organizational or charter documents, or (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any Lien upon any of the properties or assets of the Company or any Subsidiary, or give to others any rights of termination, amendment, anti-dilution or similar adjustments, acceleration or cancellation (with or without notice, lapse of time or both) of, any agreement, credit facility, debt or other instrument (evidencing a Company or Subsidiary debt or otherwise) or other understanding to which the Company or any Subsidiary is a party or by which any property or asset of the Company or any Subsidiary is bound or affected, or (iii) subject to the Required Approvals, conflict with or result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Company or a Subsidiary is subject (including federal and state securities laws and regulations), or by which any property or asset of the Company or a Subsidiary is bound or affected; except in the case of each of clauses (ii) and (iii), such as could not have or reasonably be expected to result in a Material Adverse Effect.

3.1.5. **Filings, Consents and Approvals**.

The Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority or other Person in connection with the execution, delivery and performance by the Company of the Transaction Documents, other than: (i) the filings required pursuant to Section 4.4 of this Agreement, and (ii) the notice and/or application(s) to each applicable Trading Market for the issuance and sale of the Securities and the listing of the Shares for trading thereon in the time and manner required thereby (the "**Required Approvals**").

3.1.6. **Capitalization**.

All of the outstanding shares of share capital of the Company are duly authorized,

validly issued, fully paid and nonassessable, have been issued in compliance with all federal and state securities laws, and none of such outstanding shares was issued in violation of any preemptive rights or similar rights to subscribe for or purchase securities. No further approval or authorization of any shareholder, the Board of Directors or others is required for the issuance and sale of the Securities. There are no shareholders' agreements, voting agreements or other similar agreements with respect to the Company's share capital to which the Company is a party or, to the knowledge of the Company, between or among any of the Company's shareholders.

3.1.7. **SEC Reports; Financial Statements**.

The Company has filed all reports, schedules, forms, statements and other documents required to be filed by the Company under the Securities Act and the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, for the two years preceding the date hereof (or such shorter period as the Company was required by law or regulation to file such material) (the foregoing materials, including the exhibits thereto and documents incorporated by reference therein, being collectively referred to herein as the "**SEC Reports**") on a timely basis or has received a valid extension of such time of filing and has filed any such SEC Reports prior to the expiration of any such extension. As of their respective dates, the SEC Reports complied in all material respects with the requirements of the Securities Act and the Exchange Act, as applicable, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Company has never been an issuer subject to Rule 144(i) under the Securities Act. The financial statements of the Company included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing. Such financial statements have been prepared in accordance with International Financial Reporting Standards ("**IFRS**") as issued by the International Accounting Standards Board and interpretations of the International Financial Reporting Issues Committee, except as may be otherwise specified in such financial statements or the notes thereto, and fairly present in all material respects the financial position of the Company and its consolidated Subsidiaries as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, immaterial, year-end audit adjustments.

There has not been, and to the knowledge of the Company, there is not pending or contemplated, any investigation by the Commission involving the Company or anycurrent or former director or officer of the Company, except in the ordinary courseof business that would not have a Material Adverse Effect. The Commission has not issued any stop order or other order suspending the effectiveness of any registration statement filed by the Company or any Subsidiary under the ExchangeAct or the Securities Act.

3.2. **Representations and Warranties of the Purchaser**.

The Purchaser hereby represents and warrants as of the date hereof and as of the Closing Date to the Company as follows (unless as of a specific date therein, in which case they shall be accurate as of such date):

3.2.1. **Organization; Authority**.

Such Purchaser is either an individual or an entity duly incorporated or formed, validly existing and in good standing under the law ofthe jurisdiction of its incorporation or formation with full right, corporate, partnership, limited liability company or similar power and authority to enter into and to consummate the transactions contemplated by the Transaction Documents and otherwise to carry out its obligations hereunder and thereunder.

The execution and delivery of the Transaction Documents and performance by such Purchaser of the transactions contemplated by the Transaction Documents have been duly authorized by all necessary corporate, partnership,limited liability company or similar action, as applicable, on the part of such Purchaser. Each Transaction Document to which it is a party has been duly executed by such Purchaser,and when delivered by such Purchaser in accordance with the terms hereof, will constitutethe legal, valid and binding obligation of such Purchaser, enforceable against it in accordance with its terms, except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

3.2.2. **Own Account**.

Such Purchaser understands that the Securities are "restricted securities" as defined in Rule 144 and have not been registered under the Securities Act or any applicable state securities law and is acquiring the Securities as principal for its own account and not with a view to or for distributing or reselling such Securities or any part thereof in violation of the Securities Act or any applicable state securities law, has no present intention of distributing any of such Securities in violation of the Securities Act or any applicable state securities law and has no direct or indirect arrangement or understandings with any other persons to distribute or regarding the distribution of such Securities in violation of the Securities Act or any applicable state securities law (this representation and warranty shall not limit such Purchaser's right to sellthe Securities pursuant to a registration statement or otherwise in compliance with applicable federal and state securities laws). Such Purchaser is acquiring the Securities hereunder in the ordinary course of its business.

3.2.3. **[Reserved]**.

3.2.4. **Experience of Such Purchaser**.

Such Purchaser, either alone or together with its representatives, has such knowledge, sophistication and experience in business andfinancial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Securities, and has so evaluated the merits and risks of such investment.Such Purchaser is able to bear the economic risk of an investment in the Securities and, atthe present time, is able to afford a complete loss of such investment.

3.2.5. **General Solicitation**.

Such Purchaser is not, to such Purchaser's knowledge, purchasing the Securities as a result of any advertisement, article, notice or other communication regarding the Securities published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or, to the knowledge of such Purchaser, any other general solicitation or general advertisement.

3.2.6. **Access to Information**.

Such Purchaser acknowledges that it has had the opportunity to review the Transaction Documents (including all exhibits and schedules thereto) and the SEC Reports and has been afforded (i) the opportunity to ask such questions as it has deemed necessary of, and to receive answers from, representatives of the Company concerning the terms and conditions of the offering of the Securities and themerits and risks of investing in the Securities; (ii) access to information about the Company and its financial condition, results of operations, business, properties, management and prospects sufficient to enable it to evaluate its investment; and (iii) the opportunity to obtain such additional information that

the Company possesses or can acquire without unreasonable effort or expense that is necessary to make an informed investment decision with respect to the investment.

3.2.7. **Certain Transactions and Confidentiality**.

Other than consummating the transactions contemplated hereunder, such Purchaser has not, nor has any Person acting on behalf of or pursuant to any understanding with such Purchaser, directly or indirectly executed any purchases or sales, including Short Sales, of the securities of the Company during the period commencing as of the time that such Purchaser first received a term sheet (written or oral) from the Company or any other Person representing the Company setting forth the material terms of the transactions contemplated hereunder and ending immediately prior to the execution hereof. Notwithstanding the foregoing, in the case of the Purchaser that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Purchaser's assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of such Purchaser's assets, the representation set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Securities covered by this Agreement. Other than to other Persons party to this Agreement or to such Purchaser's representatives, including, without limitation, its officers, directors, partners, legal and other advisors, employees, agents and Affiliates, such Purchaser has maintained the confidentiality of all disclosures made to it in connection with this transaction (including the existence and terms of this transaction). Notwithstanding the foregoing, for the avoidance of doubt, nothing contained herein shall constitute a representation or warranty, or preclude any actions, with respect to locating or borrowing shares in order to effect Short Sales or similar transactions in the future.

3.2.8. **No Intent to Effect a Change of Control**.

Such Purchaser has no present intent to effect a "change of control" of the Company as such term is interpreted and understood under the rules promulgated pursuant to Section 13(d) of the Exchange Act.

The Company acknowledges and agrees that the representations contained in this Section 3.2 shall not modify, amend or affect such Purchaser's right to rely on the Company's representations and warranties contained in this Agreement or any representations and warranties contained in any other Transaction Document or any other document or instrument executed and/or delivered in connection with this Agreement or the consummation of the transactions contemplated hereby. Notwithstanding the foregoing, for the avoidance of doubt, nothing contained herein shall constitute a representation or warranty, or preclude any actions, with respect to locating or borrowing shares in order to effect Short Sales or similar transactions in the future.

3.2.9. **Offshore Transaction**.

If such Purchaser is acquiring the Securities in reliance on Regulation S under the Securities Act, such Purchaser hereby represents and warrants that (i) it is not a "U.S. person" as defined in Rule 902(k) of Regulation S, (ii) it is acquiring the Securities in an "offshore transaction" as defined in Rule 902(h) of Regulation S, (iii) it is not acquiring the Securities for the account or benefit of any U.S. person, and (iv) no "directed selling efforts" (as defined in Rule 902(c) of Regulation S) have been made by it or any of its affiliates in the United States in connection with the offer and sale of the Securities.

4. **Other Agreements of the Parties**.

4.1. **Transfer Restrictions**.

4.1.1. The Securities may only be disposed of in compliance with state and federal securities laws. The Purchaser agrees that, during the distribution compliance period applicable under Regulation S (the "**Compliance Period**"), it will not offer, sell, pledge or otherwise transfer the Securities to, or for the account or benefit of, a U.S. person (as defined in Rule 902(k) of Regulation S), other than pursuant to an effective registration statement under the Securities Act or an available exemption therefrom. In connection with any transfer during the Compliance Period, the Company may require an opinion of counsel selected by the transferor and reasonably acceptable to the Company, the form and substance of which opinion shall be reasonably satisfactory to the Company, to the effect that such transfer does not require registration of such transferred Securities under the Securities Act.

4.1.2. The Purchaser agrees to the imprinting, so long as is required by this Section 4.1, of a legend on any of the Securities in substantially the following form:

> THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. THIS SECURITY IS BEING OFFERED AND SOLD IN AN "OFFSHORE TRANSACTION" TO A NON-U.S. PERSON IN RELIANCE ON REGULATION S UNDER THE SECURITIES ACT. ACCORDINGLY, THIS SECURITY MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (A) IN COMPLIANCE WITH REGULATION S UNDER THE SECURITIES ACT, (B) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, (C) PURSUANT TO AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT (WHICH MAY INCLUDE RULE 144, IF AVAILABLE AND PROVIDED THE RESALE OCCURS OUTSIDE THE DISTRIBUTION COMPLIANCE PERIOD AND NOT TO U.S. PERSONS UNLESS REGISTERED OR EXEMPT), OR (D) TO THE COMPANY, IN EACH CASE IN ACCORDANCE WITH ALL APPLICABLE STATE AND FEDERAL SECURITIES LAWS. HEDGING TRANSACTIONS INVOLVING THIS SECURITY MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE SECURITIES ACT.

The Company acknowledges and agrees that the Purchaser may from time to time pledge pursuant to a bona fide margin agreement with a registered broker-dealer or grant a security interest in some or all of the Securities to a financial institution that is an "accredited investor" as defined in Rule 501(a) under the Securities Act and, if required under the terms of such arrangement, such Purchaser may transfer pledged or secured Securities to the pledgees or secured parties. Such a pledge or transfer would not be subject to approval of the Company and no legal opinion of legal counsel of the pledgee, secured party or pledgor shall be required in connection therewith. Further, no notice shall be required of such pledge. Provided, however, that during the Compliance Period (as defined in Section 4.1.1), any such pledge or grant of a security interest shall only be made to a pledgee or secured party that is not a "U.S. person" (as defined in Rule 902(k) of Regulation S) or, if such pledgee or secured party is a U.S. person, such pledgee or secured party agrees in writing to be bound by the transfer restrictions set forth in Section 4.1.1 for the duration of the Compliance Period. At the appropriate Purchaser's expense, the Company will execute and deliver such reasonable documentation as a pledgee or secured party of Securities may reasonably request in connection with a pledge or transfer of the Securities, including, if the Securities are subject to registration pursuant to any registration rights agreement, the preparation and filing of any required

prospectus supplement under Rule 424(b)(3) under the Securities Act or other applicable provision of the Securities Act to appropriately amend the list of selling shareholders thereunder.

4.1.3. Certificates evidencing the Shares shall not contain any legend (including the legend set forth in Section 4.1.2 hereof) (i) while a registration statement covering the resale of such security is effective under the Securities Act, (ii) following any sale of such Shares pursuant to Rule 144, (iii) if such Shares are eligible for sale or may be sold under Rule 144 without volume or manner-of-sale restrictions, or (iv) if such legend is not required under applicable requirements of the Securities Act (including judicial interpretations and pronouncements issued by the staff of the Commission). The Company shall cause its counsel to issue a legal opinion to the Transfer Agent or the Purchaser if required by the Transfer Agent to effect the removal of the legend hereunder, or if requested by the Purchaser, respectively. If Shares may be sold under Rule 144 without the requirement for the Company to be in compliance with the current public information required under Rule 144 as to such Shares or if such legend is not otherwise required under applicable requirements of the Securities Act (including judicial interpretations and pronouncements issued by the staff of the Commission), then such Shares shall be issued free of all legends. The Company agrees that following such time as such legend is no longer required under this Section 4.1.3, it will, no later than the earlier of (i) three (3) Trading Days and (ii) the number of Trading Days comprising the Standard Settlement Period (as defined below) following the delivery by the Purchaser to the Company or the Transfer Agent of a certificate (or book-entry notation) representing Shares issued with a restrictive legend (such date, the "**Legend Removal Date**"), at the Company's sole cost, deliver or cause to be delivered to such Purchaser a certificate representing such Shares that is free from all restrictive and other legends. The Company may not make any notation on its records or give instructions to the Transfer Agent that enlarge the restrictions on transfer set forth in this Section 4. The Company agrees that no medallion guarantee (or other type of guarantee or notarization) shall be required to remove a legend from any as the case may be. Certificates for Securities subject to legend removal hereunder shall be transmitted by the Transfer Agent to the Purchaser by crediting the account of the Purchaser's prime broker with the Depository Trust Company System as directed by such Purchaser. As used herein, "**Standard Settlement Period**" means the standard settlement period, expressed in a number of Trading Days, on the Company's primary Trading Market with respect to the Class A Ordinary Shares as in effect on the date of delivery of a certificate (or book-entry notation) representing Shares issued with a restrictive legend. In addition to such Purchaser's other available remedies, the Company shall pay to the Purchaser, in cash, as partial liquidated damages and not as a penalty, two percent (2%) of the total of the value of the Shares for which the removal of the legend is sought (based on the VWAP of the Class A Ordinary Shares on the date such Shares are submitted to the Transfer Agent) for each full month that said opinion is not delivered after the Legend Removal Date until such certificate is delivered without a legend.

4.1.4. In addition to such Purchaser's other available remedies, the Company shall pay to the Purchaser, in cash, (i) as partial liquidated damages and not as a penalty, for each US$1,000 of Shares (based on the VWAP of the Class A Ordinary Shares on the date such Securities are submitted to the Transfer Agent) delivered for removal of the restrictive legend and subject to Section 4.1.3, US$5.00 per Trading Day (increasing to US$10.00 per Trading Day ten (10) Trading Days after the Legend Removal Date) for each Trading Day after the Legend Removal Date until such certificate is delivered without a legend and (ii) if the Company fails to (a) issue and deliver (or cause to be delivered) to the Purchaser by the Legend Removal Date a certificate representing the Securities so delivered to the Company by such Purchaser that is free from all restrictive and other legends and (b) if after the Legend Removal Date such Purchaser purchases (in an open market transaction or otherwise) Class A Ordinary Shares to deliver in satisfaction of a sale by such Purchaser of all or any portion of the number of Class A Ordinary Shares, or a sale of a number of Class A Ordinary Shares equal to all or any portion of the number of Class A Ordinary Shares that such Purchaser anticipated receiving from the Company without any restrictive legend, then, an

amount equal to the excess of such Purchaser's total purchase price (including brokerage commissions and other out-of- pocket expenses, if any) for the Class A Ordinary Shares so purchased (including brokerage commissions and other out-of-pocket expenses, if any) (the "**Buy-In Price**") over the product of (A) such number of Shares that the Company was required to deliver to such Purchaser by the Legend Removal Date multiplied by (B) the lowest closing sale price of the Class A Ordinary Shares on any Trading Day during the period commencing on the date of the delivery by such Purchaser to the Company of the applicable Shares and ending on the date of such delivery and payment under this clause (ii).

4.1.5. The Purchaser agrees with the Company that such Purchaser will sell any Securities pursuant to either the registration requirements of the Securities Act, including any applicable prospectus delivery requirements, or an exemption therefrom, and acknowledges that the removal of the restrictive legend from certificates representing Securities as set forth in this Section 4.1 is predicated upon the Company's reliance upon this understanding.

4.2. **Furnishing of Information; Public Information**.

4.2.1. Until the Purchaser does not own any Securities, the Company covenants to maintain the effectiveness of the registration of the Class A Ordinary Shares under Section 12(b) or 12(g) of the Exchange Act and to use reasonable best efforts to timely file (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to the Exchange Act even if the Company is not then subject to the reporting requirements of the Exchange Act.

4.2.2. At any time during the period commencing from the six (6) month anniversary of the date hereof and ending at such time that all of the Securities may be sold without the requirement for the Company to be in compliance with Rule 144(c)(1) and otherwise without restriction or limitation pursuant to Rule 144, if the Company (i) shall fail for any reason to satisfy the current public information requirement under Rule 144(c) or (ii) has ever been an issuer described in Rule 144(i)(1)(i) or becomes such an issuer in the future, and the Company shall fail to satisfy any condition set forth in Rule 144(i)(2) (a "**Public Information Failure**") then, in addition to such Purchaser's other available remedies, the Company shall pay to the Purchaser, in cash, as partial liquidated damages and not as a penalty, by reason of any such delay in or reduction of its ability to sell the Securities, an amount in cash equal to two percent (2.0%) of the aggregate Subscription Amount of such Purchaser's Securities on the Calendar Day of a Public Information Failure and on every thirtieth (30th) Calendar Day (prorated for periods totaling less than thirty Calendar Days) thereafter until the earlier of (a) the date such Public Information Failure is cured and (b) such time that such public information is no longer required for the Purchaser to transfer the Shares pursuant to Rule 144. The payments to which the Purchaser shall be entitled pursuant to this Section 4.2.2 are referred to herein as "**Public Information Failure Payments**." Public Information Failure Payments shall be paid on the earlier of (i) the last Calendar Day of the calendar month during which such Public Information Failure Payments are incurred and (ii) the third (3rd) Business Day after the event or failure giving rise to the Public Information Failure Payments is cured. If the Company fails to make Public Information Failure Payments in a timely manner, such Public Information Failure Payments shall bear interest at the rate of 1.5% per month (prorated for partial months) until paid in full. Nothing herein shall limit such Purchaser's right to pursue actual damages for the Public Information Failure, and such Purchaser shall have the right to pursue all remedies available to it at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief.

4.3. **Integration**.

The Company shall not sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in Section 2 of the Securities Act) that would be integrated with

the offer or sale of the Securities in a manner that would require the registration under the Securities Act of the sale of the Securities or that would be integrated with the offer or sale of the Securities for purposes of the rules and regulations of any Trading Market such that it would require shareholder approval prior to the closing of such other transaction unless shareholder approval is obtained before the closing of such subsequent transaction.

4.4. **Securities Laws Disclosure; Publicity**.

The Company shall promptly (and in any event within four (4) Business Days following the Closing) furnish to the Commission a Report of Foreign Private Issuer on Form 6-K, including the Transaction Documents as exhibits thereto, disclosing the material terms of the transactions contemplated hereby (the "**Disclosure Filing**"). From and after the making of the Disclosure Filing, the Company represents to the Purchaser that it shall have publicly disclosed all material, non-public information delivered to the Purchaser by the Company or any of its Subsidiaries, or any of their respective officers, directors, employees or agents. In addition, effective upon the making of the Disclosure Filing, the Company acknowledges and agrees that any and all confidentiality or similar obligations under any agreement, whether written or oral, between the Company, any of its Subsidiaries, or any of their respective officers, directors, agents, employees or Affiliates on the one hand, and the Purchaser or any of their Affiliates on the other hand, shall terminate and be of no further force or effect. The Company understands and confirms that the Purchaser shall be relying on the foregoing covenant in effecting transactions in securities of the Company. If the Company determines in good faith, after consultation with counsel, that a press release is required by applicable law or the rules of any Trading Market, the Company shall consult with the Purchaser regarding the timing and content of such press release prior to issuance, and shall not issue any such press release without the Purchaser's prior written consent (which shall not be unreasonably withheld or delayed), except to the extent required by law. The Company and the Purchaser shall consult with each other in issuing any other press releases with respect to the transactions contemplated hereby, and neither the Company nor the Purchaser shall issue any such press release nor otherwise make any such public statement without the prior consent of the Company, with respect to any press release of the Purchaser, or without the prior consent of the Purchaser, with respect to any press release of the Company, which consent shall not unreasonably be withheld or delayed, except if such disclosure is required by law, in which case the disclosing party shall promptly provide the other party with prior notice of such public statement or communication.

4.5. **Shareholder Rights Plan**.

No claim will be made or enforced by the Company or, with the consent of the Company, any other Person, that the Purchaser is an "**Acquiring Person**" under any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or similar anti-takeover plan or arrangement in effect or hereafter adopted by the Company, or that the Purchaser could be deemed to trigger the provisions of any such plan or arrangement, by virtue of receiving Securities under the Transaction Documents or under any other agreement between the Company and the Purchaser.

4.6. **Non-Public Information**.

Except with respect to the material terms and conditionsof the transactions contemplated by the Transaction Documents, which shall be disclosed pursuant to Section 4.4, the Company covenants and agrees that neither it, nor any other Person acting on its behalf will provide the Purchaser or its agents or counsel with any information that constitutes, or the Company reasonably believes constitutes, material non-public information, unless prior thereto such Purchaser shall have consented in writing to the receipt of such information and agreed in writing with the Company to keep such information confidential. The Company understands and confirms that the Purchaser shall be relying on the foregoing covenant in effecting transactions in securities of the Company. To the extent that the Company, any of its Subsidiaries, or any of their respectiveofficers, directors, agents, employees or Affiliates delivers any material, non-public information to the Purchaser without such Purchaser's consent, the Company hereby covenants and agrees that such Purchaser

shall not have any duty of confidentiality to the Company, any of its Subsidiaries, or any of their respective officers, directors, agents, employees or Affiliates, or a duty to the Company, any of its Subsidiaries or any of their respective officers, directors, agents, employees or Affiliates not to trade on the basis of, such material, non-public information, provided that the Purchaser shall remain subject toapplicable law. To the extent that any notice provided pursuant to any Transaction Document constitutes, or contains, material, non-public information regarding the Company or any Subsidiaries, the Company shall simultaneously with the delivery of suchnotice furnish such notice to the Commission pursuant to a Report of Foreign Private Issueron Form 6-K. The Company understands and confirms that the Purchaser shall be relyingon the foregoing covenant in effecting transactions in securities of the Company.

4.7. **Use of Proceeds**.

The Company shall use the net proceeds from the sale of the Securities for general working capital and corporate purposes.

4.8. **Indemnification of the Purchaser**.

Subject to the provisions of this Section 4.8, the Company will indemnify and hold the Purchaser and its directors, officers, shareholders, members, partners, employees and agents (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title), each Person who controls such Purchaser (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, shareholders, agents, members, partners or employees (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title) of such controlling persons (each, a "**Purchaser Party**") harmless from any and all losses, liabilities, obligations, claims, contingencies, damages, costs and expenses, including all judgments, amounts paid in settlements, court costs and reasonable attorneys' fees and costs of investigation that any such Purchaser Party may suffer or incur as a result of or relating to (a) any breach of any of the representations, warranties, covenants or agreements made by the Company in this Agreement or in the other Transaction Documents, (b) any action instituted against the Purchaser Parties in any capacity (including a Purchaser Party's status as an investor), or any of them or their respective Affiliates, by the Company or any shareholder of the Company who is not an Affiliate of such Purchaser Party, arising out of or relating to any of the transactions contemplated by the Transaction Documents. For the avoidance of doubt, the indemnification provided herein is intended to, and shall also cover, direct claims brought by the Company against the Purchaser Parties; provided, however, that such indemnification shall not cover any loss, claim, damage or liability to the extent it is finally judicially determined to be attributable to such Purchaser Party's material breach of any of the representations, warranties or covenants made by such Purchaser Party in any Transaction Document or any conduct by such Purchaser Party which is finally judicially determined to constitute fraud, gross negligence or willful misconduct. If any action shall be brought against any Purchaser Party in respect of which indemnity may be sought pursuant to this Agreement, such Purchaser Party shall promptly notify the Company in writing, and, except with respect to direct claims brought by the Company, the Company shall have the right to assume the defense thereof with counsel of its own choosing reasonably acceptable to the Purchaser Party. Any Purchaser Party shall have the right to employ separate counsel in any such action and participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Purchaser Party except to the extent that (i) the employment thereof has been specifically authorized by the Company in writing, (ii) the Company has failed after a reasonable period of time to assume such defense and to employ counsel or (iii) in such action there is, in the reasonable opinion of counsel to the applicable Purchaser Party (which may be internal counsel), a material conflict on any material issue between the position of the Company and the position of such Purchaser Party, in which case the Company shall be responsible for the reasonable fees and expenses of no more than one such separate counsel. The Company will not be liable to any Purchaser Party under this Agreement for any settlement by a Purchaser Party effected without the

Company's prior written consent, which shall not be unreasonably withheld or delayed. In addition, if any Purchaser Party takes actions to collect amounts due under any Transaction Documents or to enforce the provisions of any Transaction Documents, then the Company shall pay the costs incurred by such Purchaser Party for such collection, enforcement or action, including, but not limited to, attorneys' fees and disbursements. The indemnification and other payment obligations required by this Section 4.8 shall be made by periodic payments of the amount thereof during the course of the investigation, defense, collection, enforcement or action, as and when bills are received or are incurred; provided, however, that if any Purchaser Party is finally judicially determined not to be entitled to indemnification or payment under this Section 4.8, such Purchaser Party shall promptly reimburse the Company for any payments that are advanced under this sentence. The indemnity agreements contained herein shall be in addition to any cause of action or similar right of any Purchaser Party against the Company or others and any liabilities the Company may be subject to pursuant to law.

4.9. **Listing of Class A Ordinary Shares**.

The Company hereby agrees to use its best efforts to maintain the listing or quotation of the Class A Ordinary Shares on the Trading Market on which it is currently listed, and concurrently with the Closing, the Company shall apply to list or quote all of the Shares on such Trading Market and promptly secure the listing of all of the Shares on such Trading Market. The Company further agrees, if the Company applies to have the Class A Ordinary Shares traded on any other Trading Market, it will then include in such application all of the Shares and will take such other action as is necessary to cause all of the Shares to be listed or quoted on such other Trading Market as promptly as possible. The Company will then take all action reasonably necessary to continue the listing and trading of its Class A Ordinary Shares on a Trading Market and will comply in all respects with the Company's reporting, filing and other obligations under the bylaws or rules of the Trading Market. The Company agrees to maintain the eligibility of the Class A Ordinary Shares for electronic transfer through the Depository Trust Company or another established clearing corporation, including, without limitation, by timely payment of fees to the Depository Trust Company or such other established clearing corporation in connection with such electronic transfer.

4.10. **[Reserved]**.

4.11. **[Reserved]**.

4.12. **Certain Transactions and Confidentiality**.

The Purchaser covenants that neither it, nor any Affiliate acting on its behalf or pursuant to any understanding with it will execute any purchases or sales, including Short Sales, of any of the Company's securities during the period commencing with the execution of this Agreement and ending at such time that the transactions contemplated by this Agreement are first publicly announced pursuant to the Disclosure Filing as described in Section 4.4. The Purchaser covenants that until such time as the transactions contemplated by this Agreement are publicly disclosed by the Company pursuant to the Disclosure Filing as described in Section 4.4, such Purchaser will maintain the confidentiality of the existence and terms of this transaction. Notwithstanding the foregoing and notwithstanding anything contained in this Agreement to the contrary, the Company expressly acknowledges and agrees that (i) no Purchaser makes any representation, warranty or covenant hereby that it will not engage in effecting transactions in any securities of the Company after the time that the transactions contemplated by this Agreement are first publicly announced pursuant to the Disclosure Filing as described in Section 4.4, (ii) no Purchaser shall be restricted or prohibited from effecting any transactions in any securities of the Company in accordance with applicable securities laws from and after the time that the transactions contemplated by this Agreement are first publicly announced pursuant to the Disclosure Filing as described in Section 4.4 and (iii) no Purchaser shall have any duty of confidentiality or duty not to trade in the securities of the Company to the Company, any of its Subsidiaries, or any of their respective officers, directors, employees, agents or Affiliates after the issuance of the Disclosure Filing as described in Section 4.4. Notwithstanding the foregoing, in the case of the Purchaser that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Purchaser's assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of such Purchaser's assets, the covenant set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Securities covered by this Agreement. For purposes of this Section 4.12, 'Purchaser' shall include its affiliates and any person acting on its behalf or pursuant to any understanding with it.

4.13. **[Reserved]**.

4.14. **Acknowledgment of Dilution**.

The Company acknowledges that the issuance of the Securities may result in dilution of the outstanding Class A Ordinary Shares, which dilution may be substantial under certain market conditions. The Company further acknowledges that its obligations under the Transaction Documents, including, without limitation, its obligation to issue the Shares pursuant to the Transaction Documents, are unconditional and absolute and not subject to any right of set off, counterclaim, delay or reduction, regardless of the effect of any such dilution or any claim the Company may have against the Purchaser and regardless of the dilutive effect that such issuance may have on the ownership of the other shareholders of the Company.

4.15. **[Reserved.]**

4.16. **QEF Election**.

If the Purchaser so requests in writing for any taxable year of the Company, the Company, after consulting with its outside accounting firm, shall within fifteen (15) Business Days notify such Purchaser in writing that either (A) neither the Company nor any of its Subsidiaries was

a "passive foreign investment company" as defined in Section 1297 of the Code ("**PFIC**") for such year, or (B) the Company and/or one or more of its Subsidiaries was a PFIC for such year, in which event the Company shall provide to such Purchaser, upon the reasonable written request of such Purchaser, the information reasonably necessary to allow such Purchaser to elect to treat each of the Company and any applicable Subsidiaries (if any), respectively, as a "qualified electing fund" (within the meaning of Section 1295 of the Code for such year, including a "PFIC Annual Information Statement" as described in Treasury Regulation Section 1.1295-1(g)(1)(or any successor Treasury Regulation).

4.17. **[Reserved.]**.

4.18. **Share Consolidation**.

The Company shall authorize the Board of Directors to effect share consolidations of the Company's Class A Ordinary Shares and Class B Ordinary Shares in one or more increments within the two year period following Closing at such times and in such ratios as required to maintain compliance with the continuedlisting standards of the Trading Market.

5. Miscellaneous.

5.1. **Termination**.

This Agreement may be terminated by the Purchaser, by written notice to the other party, if the Closing has not been consummated on or before the tenth (10th) Trading Day following the date hereof; provided, however, that no such termination will affect the right of any party to sue for any breach by any other party (or parties).

5.2. **Fees and Expenses**.

Except as expressly set forth in the Transaction Documents to the contrary, each party shall pay the fees and expenses of its advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this Agreement. The Company shall pay all Transfer Agent fees (including, without limitation, any fees required for same-Calendar Day processing of any instruction letter delivered by the Company and any exercise notice delivered by the Purchaser), stamp taxes and other taxes and duties levied in connection with the delivery of any Securities to the Purchaser.

5.3. **Entire Agreement**.

The Transaction Documents, together with the exhibits and schedules thereto, contain the entire understanding of the parties with respect to the subjectmatter hereof and thereof and supersede all prior agreements and understandings, oral or written, with respect to such matters, which the parties acknowledge have been merged into such documents, exhibits and schedules.

5.4. **Notices**.

Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of: (a) the time of transmission, if such notice or communication is delivered via email at the email address as set forth on the signature pages attached hereto at or prior to 5:30 p.m. (New York City time) on a Trading Day, (b) the next Trading Day after the time of transmission, if such notice or communication is delivered via email at the email address as set forth on the signature pages attached hereto on a Calendar Day that is not a Trading Day or later than 5:30 p.m. (New York City time) on any Trading Day, (c) the second (2nd) Trading Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service or (d) upon actual receipt by the party to whom such notice is required to be given. The address for such notices and communications shall be as set forth on the signature pages attached hereto. To the extent that any notice provided pursuant to any Transaction Document constitutes, or contains material, non-public information

regarding the Company or any of the Subsidiaries, the Company shall simultaneously furnish such notice to the Commission pursuant to a Report of Foreign Private Issuer on Form 6-K.

5.5. **Amendments; Waivers.**

No provision of this Agreement may be waived, modified, supplemented or amended except in a written instrument signed. No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of any party to exercise any right hereunder in any manner impair the exercise of any such right.

5.6. **Headings.**

The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.

5.7. **Successors and Assigns.**

This Agreement shall be binding upon and inure to the benefit of the parties and their successors and permitted assigns. The Company may not assign this Agreement or any rights or obligations hereunder without the prior written consent of the Purchaser (other than by merger). The Purchaser may assign any or all of its rights under this Agreement to any Person to whom such Purchaser assigns or transfers any Securities, provided that such transferee agrees in writing to be bound, with respect to the transferred Securities, by the provisions of the Transaction Documents that apply to the "Purchaser."

5.8. **No Third-Party Beneficiaries.**

This Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other Person, except as otherwise set forth in Section 4.8 and this Section 5.8.

5.9. **Governing Law.**

All questions concerning the construction, validity, enforcement and interpretation of the Transaction Documents shall be governed by and construed and enforced in accordance with the law of the State of New York without regard to the principles of conflicts of law thereof. Each party agrees that all legal Proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement and any other Transaction Documents (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, partners, members, employees or agents) shall be commenced exclusively in the state and federal courts sitting in the City of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the City and County of New York for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of any of the Transaction Documents), and hereby irrevocably waives, and agrees not to assert in any Action or Proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such Action or Proceeding is improper or is an inconvenient venue for such Proceeding. Each party hereby irrevocably waives personal service of process and consents to process being served in any such Action or Proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law. If any party shall commence an Action or Proceeding to enforce any provisions of the Transaction Documents, then, in addition to the obligations of the Company under Section 4.8, the prevailing party in such Action or Proceeding shall be reimbursed by the non-prevailing party for its reasonable attorneys' fees and other costs and expenses incurred with the investigation,

preparation and prosecution of such Action or Proceeding.

5.10. **Survival**.

The representations and warranties contained herein shall survive the Closing and the delivery of the Securities.

5.11. **Execution**.

This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to eachother party, it being understood that the parties need not sign the same counterpart. If any signature is delivered by e-mail delivery of a ".pdf" format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such ".pdf" signature page werean original thereof.

5.12. **Severability**.

If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remainin full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their commercially reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplatedby such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions,covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

5.13. **Rescission and Withdrawal Right**.

Notwithstanding anything to the contrary contained in (and without limiting any similar provisions of) any of the other Transaction Documents, whenever the Purchaser exercises a right, election, demand or option under aTransaction Document and the Company does not timely perform its related obligations within the periods therein provided, then such Purchaser may rescind or withdraw, in its sole discretion from time to time upon written notice to the Company, any relevant notice,demand or election in whole or in part without prejudice to its future actions and rights.

5.14. **Replacement of Securities**.

If any certificate or instrument evidencing any Securities is mutilated, lost, stolen or destroyed, the Company shall issue or cause to be issued in exchange and substitution for and upon cancellation thereof (in the case of mutilation), or in lieu of and substitution therefor, a new certificate or instrument, but onlyupon receipt of evidence reasonably satisfactory to the Company of such loss, theft or destruction. The applicant for a new certificate or instrument under such circumstances shall also pay any reasonable third-party costs (including customary indemnity) associatedwith the issuance of such replacement Securities.

5.15. **Remedies**.

In addition to being entitled to exercise all rights provided herein or granted by law, including recovery of damages, the Purchaser and the Company will be entitled to specific performance under the Transaction Documents. The parties agree that monetary damages may not be adequate compensation for any loss incurred by reason of any breach of obligations contained in the Transaction Documents and hereby agree to waive and not to assert in any Action for specific performance of any such obligation the defense that a remedy at law would be adequate.

5.16. **Payment Set Aside**.

To the extent that the Company makes a payment or payments to the Purchaser pursuant to any Transaction Document or the Purchaser enforces or exercises its rights thereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Company, a trustee, receiver or any other Person under any law (including, without limitation, any bankruptcy law, state or federal law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

5.17. **[Reserved]**.

5.18. **Liquidated Damages**.

The Company's obligations to pay any partial liquidated damages or other amounts owing under the Transaction Documents is a continuingobligation of the Company and shall not terminate until all unpaid partial liquidated damages and other amounts have been paid notwithstanding the fact that the instrument orsecurity pursuant to which such partial liquidated damages or other amounts are due and payable shall have been canceled.

5.19. **Saturdays, Sundays, Holidays, etc**.

If the last or appointed Calendar Day for the taking of any action or the expiration of any right required or granted herein shall not be a Business Day, then such action may be taken or such right may be exercised on the next succeeding Business Day.

5.20. **Construction**.

The parties agree that each of them and/or their respective counsel have reviewed and had an opportunity to revise the Transaction Documents and, therefore,the normal rule of construction to the effect that any ambiguities are to be resolved againstthe drafting party shall not be employed in the interpretation of the Transaction Documentsor any amendments thereto. In addition, each and every reference to share prices and Class A Ordinary Shares in any Transaction Document shall be subject to adjustment for reverse and forward share splits, share dividends, share combinations and other similar transactionsof the Class A Ordinary Shares that occur after the date of this Agreement.

5.21. **WAIVER OF JURY TRIAL. IN ANY ACTION, SUIT, OR PROCEEDING IN ANY JURISDICTION BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY, THE PARTIES EACH KNOWINGLY AND INTENTIONALLY, TO THEGREATEST EXTENT PERMITTED BY APPLICABLE LAW, HEREBY ABSOLUTELY, UNCONDITIONALLY, IRREVOCABLY AND EXPRESSLY WAIVES FOREVER TRIAL BY JURY.**

[Securities Purchase Agreement Signature Pages Follow]

[Securities Purchase Agreement – Company Signature Page]

IN WITNESS WHEREOF, the parties hereto have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

Dreamland Limited

By: ______________________

Name: Seto Wai Yue

Title: Chairperson of the Board

Address for Notice:

Email: frances.seto@trendicint.com

[Securities Purchase Agreement – Investor Signature Page]

IN WITNESS WHEREOF, the undersigned has caused this Securities Purchase Agreementto be duly executed by its authorized signatory as of the date first indicated above.

Name of Purchaser:	Golden Crown Consulting Limited
Registered Office Address:	Unit E, 22/F, CNT Tower, 338 Hennessy Road, Wan Chai, HONG KONG
Signature of Authorized Signatory of Purchaser:	
Name of Authorized Signatory:	Chu Ping Cheung
Title of Authorized Signatory:	Director
Email Address of Authorized Signatory:	adm.goldenc@gmail.com
Address for Notice to Purchaser:	Unit E, 22/F, CNT Tower, 338 Hennessy Road, Wan Chai, HONG KONG
Address for Delivery of Securities to Purchaser (if not same as address for notice):	
Subscription Amount:	USD1,425,000.00
Class A Ordinary Shares:	380,000 Shares
Employer Identification Number:	N/A